INVESTMENT PLANNERS, INC.

ANNUAL FINANCIAL REPORT

For the year ended December 31, 2017







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado St.
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber D. Justice, Financial Controller — 217-542-1216 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building	Springfield	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Bayard Closser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DIANNE M WRIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-02-2021

Signature

President

Title

Dianne M. Wright

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEB

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Investment Planners, Inc. (an Illinois corporation) (the Company), as of December 31, 2017, and the related statement of operations, changes in stockholders' equity, and cash flow for the year then ended, and the related notes and Schedule 1 – Aggregate Indebtedness/Net Capital Computation (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Locations

Belleville, IL • Carbondale, IL • Columbia, IL • Harrisburg, IL • Litchfield, IL • O'Fallon, IL • Marion, IL • Cape Girardeau, MO • St. Louis, MO • Milwaukee, WI

Supplemental Information

Schedule 1 – Aggregate Indebtedness/Net Capital Computation (the Schedule) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 – Aggregate Indebtedness/Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck & Braeckel LLP

We have served as Investment Planners, Inc.'s auditors since 2014.

Springfield, Illinois
February 23, 2018

INVESTMENT PLANNERS, INC.

BALANCE SHEET
December 31, 2017

ASSETS

Current Assets:		
Cash and cash equivalents	$	**290,218**
Investments - trading		**175,467**
Commissions receivable		**433,749**
Miscellaneous receivable		**72,206**
Federal & State income tax refund receivable		**38,442**
Prepaid expenses		**34,947**
Total current assets		**1,045,029**
Fixed Assets:		
Leasehold improvements		**152,254**
Office furniture and equipment		**218,549**
Software		**45,273**
		416,076
Less accumulated depreciation		**(324,068)**
Less accumulated amortization		**(27,239)**
Net fixed assets		**64,769**
TOTAL ASSETS	$	**1,109,798**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

BALANCE SHEET - Continued
December 31, 2017

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Current maturities of capital leases	$	1,422
Accounts payable		64,272
Commissions payable		382,944
Total current liabilities		448,638
Deferred tax liability		9,800
Total liabilities		458,438
Stockholders' Equity:		
Common stock - no par value		12,375
Paid in capital		10,125
Retained earnings		628,860
Total stockholders' equity		651,360
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,109,798

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realized losses on balances outstanding at year-end will be immaterial.

Miscellaneous Receivable: Miscellaneous receivables consist of amounts due from representatives. Management assesses collectability of these receivables on an individual basis. As a result, miscellaneous receivable has an established allowance of $16,000 as of December 31, 2017.

Brokerage and Direct Commissions: Brokerage and direct commission income and related clearing costs due to representatives are recorded on a trade-date basis as transactions occur.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Income Taxes: Income taxes are based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation, prepaid expenses, and unrealized losses.

Subsequent Events: Management has evaluated subsequent events through February 23, 2017, the date the financial statements were available to be issued.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2017

Note 2 - Cash and Cash Equivalents

At December 31, 2017, cash and cash equivalents consisted of:

Checking account, Busey Bank	$	131,635
Money market funds		108,583
Deposit with Clearing Organization		50,000
	$	290,218

Note 3 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 50,000 with the organization that clears its customers' transactions. The $ 50,000 is included in cash and cash equivalents.

Note 4 - Fair Value Measurements

Fair values of assets measured on a recurring basis as of December 31, 2017, are as follows:

Fair Value Measurements at Reporting Date Using:

		Fair Value		Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$	117,450	$	117,450		
Mutual funds		58,017		58,017		
Totals	$	175,467	$	175,467	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Included in the increase in market value on trading securities were realized gains of $36,005 and realized losses of $5,317 related to trading securities held at December 31, 2017.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2017

Note 5 - Capital Lease

Equipment subject to capital lease obligations is included in property and equipment. The cost of the equipment acquired under capital leases totaled $15,805 as of December 31, 2017. The related accumulated depreciation as of December 31, 2017 was $14,224.

The Company entered into a 5 year capital lease agreement, expiring in 2018. The total lease obligation is $15,805, payable in monthly installments of $287, with interest at 3.5%. The lease expense for 2017 is $3,327.

Future minimum lease payments under the capital lease are:

2018	$	1,433
Total future minimum lease payments		1,433
Less amount representing interest		(11)
Present value of future minimum lease payments	$	1,422

Note 6 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2017, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2017.

Note 8 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2017, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. In 2017, the amount of the reimbursement was $ 825,000.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2017

Note 9 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month, on a month to month basis. The landlord is related to the Company through common ownership. The lease is classified as a triple net lease. Office lease expense paid during 2017 was $ 78,000.

The Company leases an airplane from a related Company through common ownership. Under terms of the lease dated March 1, 2001, monthly payments for 2017 were $ 2,600, and continue on a month to month basis. Lease expense for 2017 was $ 31,200.

The Company is related to IPI Holding, LLC through common ownership. The Company has an administrative agreement with IPI Holding, LLC. Payments are $5,000 monthly. Expenses of $60,000 were paid in 2017.

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2017, the Company had no uninsured cash balances.

Note 11 - Agreements

On April 21, 2017, the Company entered into an agreement with a financial institution in Shelbyville, Illinois, to provide registered representatives to their institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institution represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expires April 21, 2018. The agreement automatically renews for successive one-year periods under the same terms. The agreement does not state any minimum required payments.

On November 1, 2013, the Company entered into an agreement with a financial institution in Paris, Illinois, to provide registered representatives to their institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institution represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expired November 1, 2016. The agreement automatically renewed for an additional three years under the same terms. The agreement does not state any minimum required payments.

Note 12 – Contingent Liabilities

The Company is a party to various legal actions normally associated with broker dealers. As of December 31, 2017, there is one case in settlement negotiations. Management, in consultation with legal counsel, has recorded an estimated liability of $60,000 at December 31, 2017.

Note 13 - Income Taxes

Deferred tax assets and liabilities consist of the following as of December 31, 2017:

Non-current deferred tax asset (liability)		
Net unrealized loss on investments	$	500
Prepaid expenses		(9,000)
Use of accelerated depreciation methods for		
tax purposes		(1,300)
Net deferred tax liability	$	(9,800)

The Company's effective tax rate varies from the federal statutory rate primarily because of the surtax exemption and expenses that are not deductible for federal income tax purposes. The enactment of new tax laws have implications on the Company's financial statements. To recognize the effects of changes in corporate tax rates, effective 2018, the Company has recognized a net tax benefit of $3,900 during 2017 on deferred tax assets and liabilities.

The provision for income taxes consists of the following components as of December 31, 2017:

Current expense (benefit)		
Federal	$	(9,899)
State		(566)
Deferred expense (benefit)		
Federal		15,417
State		(2,017)
Total income tax expense	$	2,935